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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K


                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 1 for the Month of July, 2001



                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F
                                        -           -

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes   No X
                                        -    -

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                           BID.COM INTERNATIONAL INC.

     On July 18, 2001, Bid.Com International Inc. ("Bid.Com" or the "Company") announced its financial results for the second quarter ended June 30, 2001. All figures are in Canadian dollars. As of June 30, 2001, the exchange rate was Cdn $1.5175 to US$1.00.

     Gross revenue in the second quarter totaled $1.4 million, an increase of $160,000 or 13% compared to the preceding quarter. In the same period of 2000, Bid.Com's gross revenue, which was derived primarily from business-to-consumer retail activities, was $3.0 million. Gross revenue is comprised of fees earned through customer agreements and deferred revenues recognized in the quarter.

     Bid.Com reported a loss from operations of $3.5 million or $0.06 per basic share. This compares to an operating loss of $3.8 million, or $0.07 per basic share, in the first quarter of 2001, and $6.7 million, or $0.13 per basic share, during the corresponding period in 2000. Bid.Com has improved its operating loss in each of the last seven consecutive quarters for a total reduction of approximately 60%.

     Including realized gains from the disposal of marketable securities and investments, unrealized losses from impairments of assets and the re-evaluation of marketable securities, and a restructuring charge, Bid.Com reported a net loss of $2.1 million or $0.04 per basic share in the second quarter. This compares to a net loss of $609,000, or $0.01 per basic share, in the first quarter of 2001, and $7.1 million, or $0.13 per basic share, during the same period in 2000.

     The Company's operational cash burn rate improved by about $1 million quarter-over-quarter. At the end of June, 2001, Bid.Com held cash and marketable securities totaling $11.7 million.

     In the press release announcing its second quarter financial results, the Company also listed the following key milestones and developments announced during the second quarter of 2001:

   . The Company realized a gain of $2.6 million from the sale of its interest in Point2 Internet Systems Inc.
   . Bid.Com signed an e-commerce agreement with Irish Permanent Finance to build an on-line vehicle marketplace for automotive dealers in Ireland.
   . The Company signed a 10-year contract extension with ShopNBC (formerly
     ValueVision International Inc.). Bid.Com provides technology services powering "Bid Bash," ValueVision's falling price auction show that incorporates unique live TV-Internet converged bidding on limited, high-quality merchandise. The companies also agreed to market jointly developed technology to a global customer base.
   . Bid.Com successfully completed an organizational restructuring that was designed to reduce operating expenses. As part of the restructuring, the Company incurred a charge of $613,000, 22% less than originally planned.
   . The Company initiated the development of a business-to-business on-line global asset

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     management marketplace for GE Capital's Commercial Equipment Finance announced in first quarter, 2001. The first phase of the implementation went live on July 16, 2001.
   . The Company signed a strategic alliance agreement with BankServ, a San-Francisco-based provider of Internet payment services.


     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from expectations. These risks include Bid.Com's ability to further develop its business-to-business sales and operations, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.

     The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888).

Exhibit 1. Second Quarter Financial Results

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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  BID.COM INTERNATIONAL INC.

Date; July 19, 2001               By: /s/ John Mackie
                                      ---------------
                                      Name:  John Mackie
                                      Title: Vice-President, General Counsel and
                                             Corporate Secretary